Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$75,935	$103,756	$242,675	$105,006	$179,140
Fixed charges less capitalized interest	216,318	229,458	239,844	231,934	242,357
Distributed income of equity investees	16,633	21,092	21,866	15,995	17,074
Equity in losses of equity investees for which charges arise from guarantees	—	(197)	(63)	(44)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(127)	(152)	(273)	(3,069)	(3,729)
Total earnings	$308,759	$353,957	$504,049	$349,822	$434,842

Fixed charges (1):
Interest expense (2)	$216,318	$229,458	$239,844	$231,934	$242,357
Capitalized interest	2,302	4,153	7,246	5,837	2,671
Total fixed charges	$218,620	$233,611	$247,090	$237,771	$245,028

Ratio of earnings to fixed charges	1.41	1.52	2.04	1.47	1.77

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

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